

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Mervin Dunn
President and Chief Executive Officer
Commercial Vehicle Group, Inc.
7800 Walton Parkway
New Albany, OH 43054

      Re: Commercial Vehicle Group, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 12, 2010
             Definitive Proxy Statement on Schedule 14A
             Filed April 2, 2010
             File No. 001-34365

Dear Mr. Dunn:

      We have completed our review of your filings and do not have any further comments at this time.

              Sincerely,

              Max A. Webb
              Assistant Director